UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Third Quarter Results 2020

Azul Reports Q3 Earnings and Sustainable Path Towards Full Recovery

São Paulo, November 16, 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) the best airline in the world according to Tripadvisor, announces today its results for the Third Quarter of 2020 (“3Q20”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪	Azul successfully implemented its Management Plan, providing R$8.4 billion in working capital and cash savings between March 2020 and December 2021, not including variable cost savings from capacity reductions, better than the R$7 billion originally forecasted.
▪	Immediate liquidity[1] increased to R$2.30 billion, compared to R$2.25 billion at the end of the previous quarter. This does not include the R$1.7 billion of convertible debentures recently raised.
▪	Total liquidity reached R$6.9 billion, including long-term investments, unencumbered assets, maintenance reserves and deposits.
▪	Total lease liabilities decreased 7.5% quarter over quarter to R$12.8 billion as a result of contract renegotiations including payment deferrals, discounts and contractual changes.
▪	Domestic demand recovery in Brazil continues to be one of the fastest in the world. Azul’s September domestic capacity was 49% of the same period last year, while December domestic capacity is expected to reach more than 80%.
▪	The airline will operate in 113 destinations at the end of 2020, which compares to 116 destinations at the beginning of the year, thus recovering 97% of the network in terms of cities served.
▪	Azul Cargo Express recorded 40% growth in gross sales compared to the same period last year. In addition, four Embraer E195 E1 passenger aircraft have been converted to dedicated freighters, further increasing the reach and the solutions portfolio of our logistics company.
▪	Azul’s codeshare agreement with Latam Airlines has been implemented on a total of 151 combined nonstop routes. The codeshare agreement, one of the largest in the world, provides unparalleled connectivity and schedule flexibility in the Brazilian domestic market.
▪	Operating revenue totaled R$805.3 million, up from R$401.6 million in 2Q20, representing an increase of 100.5% quarter over quarter.
▪	Operating expenses, excluding non-recurring gains, increased 20.9% quarter over quarter. Compared to 3Q19, operating expenses decreased 40.4%, or R$1.0 billion, driven by lower capacity-related expenses and cost reduction initiatives.
▪	Operating loss totaled R$ 247.7 million, representing a negative margin of 30.8%. Excluding non-recurring gains, adjusted operating loss totaled R$671.8 million.
▪	Net loss, excluding exchange rate and unrealized hedges, totaled R$1.2 billion, or R$3.57 cents per preferred share, and US$1.99 cents per ADR.

1 Includes cash and equivalents, short-term investments and accounts receivables.

Third Quarter Results 2020

Recent Developments

On October 2nd, Azul successfully concluded the sale of its equity participation in TAP as part of the restructuring effort led by the Portuguese government, raising approximately R$70 million in cash.

Since the end of the third quarter, Azul also concluded negotiations with multiple financial partners to extend payment terms on some of its debt, removing R$657 million from short-term debt.

On November 12th, Azul successfully concluded a public offering in Brazil of more than R$1.7 billion of convertible debentures at a 6% yield and 27.5% conversion premium. The Company expects to use the net proceeds of the offering for working capital purposes, expansion of its logistics business, and other strategic opportunities.

COVID-19 Health and Safety

The health and safety of our crewmembers and customers continues to be Azul´s number one priority, and therefore Azul implemented a range of initiatives focused on this. Azul continues to innovate as it confidently welcomes back its customers. The Company’s actions to guarantee safety and sustainability include:

▪	First airline in Brazil to introduce daily temperature checks for all crewmembers and require all customers and crewmembers to wear masks while on board.

▪	Intensified aircraft cleaning procedures between flights and deep cleaning of all aircraft during overnights
▪	First airline in Latin America to use Honeywell’s ultraviolet cabin cleaning system.
▪	All jets fitted with hospital-grade HEPA filters that remove at least 99.9% of all airborne particles, including the novel coronavirus.
▪	Only airline in the world to implement an innovative boarding process called “Tapete Azul”, or Blue Carpet. This virtual boarding assistant projects a moving walkway in the gate area to provide distancing and increase boarding efficiency.

▪	First airline in Brazil to offer, without any cost, medical assistance to customers during international trips in case of a positive diagnosis of COVID-19.

These initiatives have contributed to increase customer confidence and support the strong market recovery in Brazil.

Third Quarter Results 2020

Management Comments

As always, I would like to start by thanking our crewmembers for their efforts during this quarter. As I look back on the remarkable progress we have made since the onset of the pandemic, I could not be more proud of the perseverance and focus of our team. Together, we have successfully implemented our Management Plan, secured our long-term liquidity, accelerated our network recovery and clearly put ourselves in a distinguished position as we emerge from this crisis.

Over the previous six months, Azul was the only airline in the Americas to maintain liquidity without raising cash. We ended September with cash, cash equivalents, short-term investments and accounts receivables of R$2.30 billion, compared to R$2.25 billion at the end of the second quarter. This cash increase was a significant improvement compared to the daily cash burn of R$3 million originally forecasted.

Most recently, we have further improved our liquidity with the successful issuance of more than R$1.7 billion of convertible debentures. Adding the proceeds of this offer to our end-of-quarter cash balance, our cash would be sufficient for more than 5 years at current cash burn levels. This robust liquidity position will secure our business and power our growth as we fully capture the recovering demand. It will also be instrumental in expanding our logistics business and exploring other strategic opportunities.

On the capacity side, we made significant progress during the quarter. The health and safety of our passengers is our number one priority, and this perception by the customers has been contributing to the recovery of domestic demand in Brazil, one of the fastest in the world. We remain true to our network strategy by being the only carrier in 76% of our routes. In addition, our diversified fleet gives us unique flexibility to adequately match capacity with demand. These factors give us confidence in our growth trajectory, and by the end of this year, we expect to operate over 80% of last year’s domestic capacity. In terms of our route network, we will fly to 113 destinations in December, an almost complete recovery when compared to the 116 destinations we served prior to the crisis.

We grew at a record pace when we founded Azul twelve years ago. As we bring back our operations, we are exploring opportunities to rebuild the company in a more efficient way, with less overhead, and take advantage of structural changes in the industry. For example, through the need to preserve aircraft at the peak of the pandemic and then prepare them for the recovery, we accelerated the insourcing of several activities at our Campinas maintenance hangar. Customers have also looked for more self-service options in their travels, enabling us to intensify the use of technology, increasing productivity.

Azul Cargo Express, our logistics business, continued to grow at a strong pace, hitting revenue records every month. During the third quarter, Azul Cargo’s gross sales grew 40% compared to the same period last year. This growth was driven by broad expansion in all segments of the cargo market, but especially in e-commerce. We have completed the conversion of four Embraer E195 E1 passenger aircraft for dedicated logistics operations and see strong market demand for this unique product. Our diversified network, combined with our dedicated assets, gives us a competitive advantage unmatched by any other logistics player in the region.

Looking ahead, we are very confident in our business model, leadership position and competitive advantages. With our Management Plan implemented, we now turn our focus fully to the demand recovery. This crisis has given us the ability to reimagine how Azul functions at every level, and our successful efforts to raise liquidity, rebuild our network and reduce costs have allowed us to become leaner and more efficient than ever.

John Rodgerson, CEO of Azul

Third Quarter Results 2020

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below. Prior periods have been restated to reflect adoption of the new IFRS 16 accounting standards.

Income statement (R$ million)	3Q20	3Q19	% ∆	9M20	9M19	% ∆

OPERATING REVENUES
Passenger	624.5	2,887.9	-78.4%	3,560.4	7,809.9	-54.4%
Cargo and other revenues	180.8	142.9	26.6%	449.1	380.5	18.0%
Total operating revenues	805.3	3,030.7	-73.4%	4,009.6	8,190.4	-51.0%

OPERATING EXPENSES
Aircraft fuel	226.1	811.3	-72.1%	1,057.7	2,254.1	-53.1%
Salaries, wages and benefits	309.6	483.5	-36.0%	1,007.6	1,366.2	-26.2%
Depreciation and amortization	445.9	393.2	13.4%	1,422.5	1,169.7	21.6%
Landing fees	73.8	193.2	-61.8%	319.4	530.6	-39.8%
Traffic and customer servicing	46.4	128.5	-63.9%	209.0	347.4	-39.8%
Sales and marketing	60.2	120.4	-50.0%	226.0	320.8	-29.5%
Maintenance materials and repairs	111.4	82.5	35.1%	345.3	211.4	63.3%
Other operating revenue / expenses	(220.5)	291.3	n.a.	534.6	782.6	-31.7%
Total operating expenses	1,053.0	2,503.9	-57.9%	5,122.3	6,982.8	-26.6%
Operating income	(247.7)	526.8	n.a.	(1,112.7)	1,207.6	n.a.
Operating Margin	-30.8%	17.4%	n.a.	-27.8%	14.7%	n.a.
EBITDA	198.3	920.0	-78.4%	309.8	2,377.4	-87.0%
EBITDA margin	24.6%	30.4%	-5.7 p.p.	7.7%	29.0%	-21.3 p.p.
Non-recurring items	424.1	(24.6)	n.a.	205.7	(41.0)	n.a.
Adjusted operating expenses	1,477.1	2,479.4	-40.4%	5,328.0	6,941.8	-23.2%
Adjusted operating income	(671.8)	551.4	n.a.	(1,318.4)	1,248.6	n.a.
Adjusted operating Margin	-83.4%	18.2%	n.a.	-32.9%	15.2%	n.a.
Adjusted EBITDA	(258.0)	935.8	n.a.	71.9	2,393.2	-97.0%
Adjusted EBITDA margin	-32.0%	30.9%	n.a.	1.8%	29.2%	-27.4 p.p.

FINANCIAL RESULT
Financial income	12.3	20.1	-39.1%	45.9	59.0	-22.2%
Financial expenses	(575.7)	(322.6)	78.5%	(1,617.2)	(919.7)	75.8%
Derivative financial instruments	68.7	135.3	-49.2%	(1,478.0)	303.7	n.a.
Foreign currency exchange, net	(542.6)	(941.4)	-42.4%	(5,816.2)	(828.0)	602.5%
Result from related party transactions, net	81.1	24.8	226.5%	(776.4)	(26.2)	2868.9%
Income before income taxes	(1,204.0)	(556.9)	116.2%	(10,754.7)	(203.5)	5184.6%
Income tax and social contribution	2.2	(0.2)	n.a.	(5.2)	(1.9)	172.5%
Deferred income tax	(24.6)	6.6	n.a.	242.5	115.4	110.2%
Net income	(1,226.3)	(550.5)	122.7%	(10,517.3)	(90.0)	11584.0%
Net margin	-152.3%	-18.2%	-134.1 p.p.	-262.3%	-1.1%	-261.2 p.p.

Adjusted net income[1]	(1,220.4)	145.0	n.a.	(3,683.7)	434.3	n.a.
Adjusted net margin[1]	-151.5%	4.8%	n.a.	-91.9%	5.3%	n.a.

Weighted avg. of PN equivalent shares	342.1	340.9	0.4%	342.1	340.9	0.4%
Diluted EPS	(3.58)	(1.61)	121.9%	(30.74)	(0.26)	11541.8%
Diluted EPADR[2]	(2.00)	(1.22)	64.4%	(18.17)	(0.20)	8956.6%
Adjusted EPS	(3.57)	0.43	-938.9%	(10.77)	1.27	n.a.
Adjusted EPADR[2]	(1.99)	0.32	-713.2%	(6.37)	0.98	n.a.

1 Excludes non-recurring items, net unrealized hedge results and exchange rate gains and losses.

2 One ADR equals three preferred shares (PNs).

Third Quarter Results 2020

Operating Data	3Q20	3Q19	% ∆	9M20	9M19	% ∆

ASKs (million)	3,240	9,713	-66.6%	13,944	26,182	-46.7%
Domestic	2,967	7,430	-60.1%	11,189	20,089	-44.3%
International	273	2,283	-88.0%	2,754	6,093	-54.8%
RPKs (million)	2,540	8,192	-69.0%	11,100	21,861	-49.2%
Domestic	2,333	6,194	-62.3%	8,909	16,635	-46.4%
International	207	1,998	-89.6%	2,191	5,226	-58.1%
Load factor (%)	78.4%	84.3%	-5.9 p.p.	79.6%	83.5%	-3.9 p.p.
Domestic	78.6%	83.4%	-4.8 p.p.	79.6%	82.8%	-3.2 p.p.
International	75.9%	87.5%	-11.6 p.p.	79.6%	85.8%	-6.2 p.p.

Average fare (R$) [1]	262.4	391.5	-33.0%	362.7	384.8	-5.7%
Revenue passengers (thousands)	2,380	7,377	-67.7%	9,817	20,296	-51.6%
Block hours	45,325	130,240	-65.2%	179,951	367,864	-51.1%
Aircraft utilization (hours per day)	3.4	11.7	-70.8%	5.3	11.7	-54.9%
Departures	27,213	77,487	-64.9%	105,715	217,873	-51.5%
Average stage length (km)	1,054	1,070	-1.5%	1,107	1,044	6.0%
End of period operating passenger aircraft	139	131	6.1%	139	131	6.1%
Fuel consumption (thousands of liters)	101,858	319,428	-68.1%	444,947	885,004	-49.7%
Full-time-equivalent employees	9,557	12,392	-22.9%	9,557	12,392	-22.9%
End of period FTE per aircraft	69	95	-27.3%	69	95	-27.3%

Yield per passenger kilometer (cents)	24.59	35.25	-30.3%	32.08	35.73	-10.2%
RASK (cents)	24.86	31.20	-20.3%	28.76	31.28	-8.1%
PRASK (cents)	19.27	29.73	-35.2%	25.53	29.83	-14.4%
CASK (cents) [2]	45.59	25.53	78.6%	38.21	26.51	44.1%
CASK ex-fuel (cents) [2]	38.61	17.17	124.8%	30.63	17.90	71.1%
Fuel cost per liter	2.22	2.54	-12.6%	2.38	2.55	-6.7%
Break-even load factor (%)	143.8%	69.0%	+74.8 p.p.	105.8%	70.8%	+35.0 p.p.

Average exchange rate	5.38	3.97	35.4%	5.08	3.89	30.5%
End of period exchange rate	5.64	4.16	35.4%	5.64	4.16	35.4%
Inflation (IPCA - LTM)	3.14%	2.89%	+0.2 p.p.	2.86%	3.61%	-0.8 p.p.
WTI (average per barrel, US$)	40.92	56.44	-27.5%	38.19	57.89	-34.0%
Heating Oil (US$)	120.18	189.47	-36.6%	124.03	193.83	-36.0%

1 Impacted by the reduced international network.

2 Adjusted for non-recurring items.

Operating Revenue

In 3Q20, Azul recorded net revenues of R$805.3 million, compared to R$401.6 million in 2Q20, representing an increase of 100.5% quarter over quarter. Revenues were 73.4% lower than the same period last year due to the impact of the COVID-19 pandemic on passenger demand. Total RASK decreased 20.3% during the period.

Cargo and other revenue increased 26.6% compared to 3Q19, totaling R$180.8 million in 3Q20, mainly due to the increase in cargo revenue.

Third Quarter Results 2020

R$ cents	3Q20	3Q19	% ∆	9M20	9M19	% ∆
Operating revenue per ASK
Passenger revenue	19.27	29.73	-35.2%	25.53	29.83	-14.4%
Cargo and other revenues	5.58	1.47	279.5%	3.22	1.45	121.6%
Operating revenue (RASK)	24.86	31.20	-20.3%	28.76	31.28	-8.1%
Operating expenses per ASK [1]
Aircraft fuel	6.98	8.35	-16.4%	7.59	8.61	-11.9%
Salaries, wages and benefits	9.55	4.98	91.9%	7.23	5.22	38.5%
Depreciation and amortization	12.77	3.96	222.6%	9.97	4.37	128.1%
Landing fees	2.28	1.99	14.5%	2.29	2.03	13.1%
Traffic and customer servicing	1.43	1.32	8.3%	1.50	1.33	13.0%
Sales and marketing	1.86	1.24	49.9%	1.62	1.23	32.3%
Maintenance materials and repairs	3.44	0.85	305.1%	2.37	0.81	193.6%
Other operating expenses	7.28	2.84	156.7%	5.65	2.93	92.8%
Total operating expenses (CASK)	45.59	25.53	78.6%	38.21	26.51	44.1%
Operating income per ASK (RASK - CASK)	(20.73)	5.68	n.a.	(9.46)	4.77	n.a.

1 Adjusted for non-recurring items.

Operating Expenses

Total operating expenses, excluding non-recurring gains, increased 20.9% compared to 2Q20. Operating expenses decreased 40.4%, or R$1.0 billion, year over year, mainly due to lower capacity-related expenses and cost reduction initiatives. The breakdown of our main operating expenses is as follows:

▪	Aircraft fuel decreased 72.1% year over year to R$226.1 million, mostly due to a 67% reduction in capacity and a 13% decrease in jet fuel prices.
▪	Salaries, wages and benefits decreased 36.0% year over year to R$309.6 million, mostly from the Company’s negotiations with its unions to reduce fixed labor costs, partially offset by severance payments.
▪	Depreciation and amortization increased 7.6%, or R$29.3 million, driven by the net addition of 14 aircraft to the fleet over the last twelve months.
▪	Landing fees decreased 61.8%, or R$119.4 million, in 3Q20 compared to the same period last year, mostly due to the 67% reduction in capacity year over year.
▪	Traffic and customer servicing expenses decreased 63.9%, or R$82.1 million, mostly due to the 67.7% reduction in the number of passengers transported in 3Q20 compared to 3Q19.
▪	Sales and marketing decreased 50.0%, or R$60.2 million, mostly driven by a reduction of 78.4% in passenger revenue partly offset by an increase in cargo express shipments year over year, which have higher commission fees.
▪	Maintenance materials and repairs increased 35.1%, or R$29.0 million, mostly due to the 35.4% average depreciation of the Brazilian real against the U.S. dollar and maintenance events performed to prepare the fleet for operational recovery.

Third Quarter Results 2020

▪	Other operating expenses, excluding non-recurring items (see page 12) of R$424.1 million in 3Q20, decreased 14.4% year over year, mostly due to the reduction of variable costs partly offset by the 35.4% depreciation of the real, which impacted dollar-denominated expenses.

Non-Operating Results

Net financial results (R$ million)	3Q20	3Q19	% ∆	9M20	9M19	% ∆

Financial income	12.3	20.1	-39.1%	45.9	59.0	-22.2%
Financial expenses	(575.7)	(322.6)	78.5%	(1,617.2)	(919.7)	75.8%
Derivative financial instruments	68.7	135.3	-49.2%	(1,478.0)	303.7	n.a.
Foreign currency exchange, net	(542.6)	(941.4)	-42.4%	(5,816.2)	(828.0)	602.5%
Net financial results	(1,037.4)	(1,108.5)	-6.4%	(8,865.5)	(1,385.0)	540.1%

Net financial expenses increased R$253.2 million as a result of the 35.4% average depreciation of the Brazilian real and an increase in lease liabilities due to the net addition of 14 aircraft to our fleet over the last twelve months.

Derivative financial instruments resulted in a gain of R$68.7 million in 3Q20, mainly due to the 35.4% average depreciation of the Brazilian real against the Dollar.

As of September 30, 2020, Azul has hedged 11% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$542.6 million, mainly due to the 3.0% depreciation of the Brazilian real from June 30, 2020 to September 30, 2020 that increased the amount of capitalized leases and debt denominated in foreign currency.

Liquidity and Financing

Azul closed the quarter with R$2.3 billion in immediate liquidity, equivalent to 31.7% of the Company’s revenue in the last twelve months. The Company has no restricted cash nor minority interests in its subsidiaries. Considering deposits, maintenance reserves and other unencumbered assets, Azul’s total liquidity was R$6.9 billion as of September 30, 2020.

Liquidity (R$ million)	3Q20	2Q20	% ∆	4Q19	% ∆
Cash and cash equivalents	1,435.7	1,566.4	-8.3%	1,647.9	-12.9%
Short-term investments	133.5	64.7	106.3%	62.0	115.4%
Accounts receivable	729.6	622.6	17.2%	1,165.9	-37.4%
Immediate liquidity	2,298.9	2,253.7	2.0%	2,875.8	-20.1%
Cash as % of LTM revenues	31.7%	23.8%	+7.9 p.p.	25.1%	+6.6 p.p.
Long-term investments	892.1	754.3	18.3%	1,397.7	-36.2%
Security deposits and maintenance reserves	2,398.5	2,273.0	5.5%	1,651.5	45.2%
Unencumbered assets	1,358.6	1,363.0	-0.3%	1,467.8	-7.4%
Total Liquidity	6,948.0	6,644.0	4.6%	7,392.8	-6.0%

Total debt decreased 4.8% to R$18.0 billion since June 30, 2020, mostly due to the 7.5% reduction in lease liabilities driven by the negotiations held with lessors as part of the Management Plan, partially offset by the 3.0% end-of-period depreciation of the Brazilian real from June 30, 2020 to September 30, 2020.

Third Quarter Results 2020

Thanks to the implementation of the Management Plan, the Company was able to reduce its lease liability to R$12.8 billion by the end of 3Q20, even though the Brazilian real depreciated 39.9% during 2020.

As of September 30, 2020, Azul’s average debt maturity, excluding lease liabilities, was 3.1 years with an average interest rate of 5.2%. The average interest rates of local and dollar-denominated obligations were 4.2% and 5.6%, respectively.

Loans and financing (R$ million)	3Q20	2Q20	% ∆	4Q19	% ∆

Operating lease liabilities	12,016.9	13,112.0	-8.4%	11,118.4	8.1%
Finance lease liabilities	1,116.1	1,082.4	3.1%	988.3	12.9%
Sublease receivables	(344.3)	(371.2)	-7.2%	(279.5)	23.2%
Other aircraft loans and financing	1,346.8	1,389.2	-3.1%	1,060.5	27.0%

Loans and financing	3,825.6	3,649.2	4.8%	2,457.6	55.7%
Currency hedges	1.5	(2.1)	n.a.	(321.7)	n.a.
% of non-aircraft debt in local currency	40%	40%	+0.0 p.p.	100%	-59.9 p.p.
% of total debt in local currency	9%	9%	+0.8 p.p.	18%	-8.8 p.p.

Gross debt	17,962.6	18,859.5	-4.8%	15,023.5	19.6%
Short term	3,524.6	3,223.9	9.3%	1,970.7	78.9%
Long term	14,437.9	15,635.6	-7.7%	13,052.9	10.6%

The table below presents additional information related to our leases as of September 30, 2020:

(R$ million)	3Q20	2Q20	% ∆	4Q19	% ∆

Operating leases
Payments made	192.4	95.6	101.2%	499.8	-61.5%
Weighted average remaining lease term	7.5	7.6	-1.3%	8.3	-8.8%

Finance leases
Payments made	16.0	9.3	71.5%	52.0	-69.3%
Weighted average remaining lease term	3.7	4.1	-10.6%	4.2	-13.3%

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	3Q20	2Q20	% ∆	4Q19	% ∆

Cash[1]	3,190.9	3,008.0	6.1%	4,273.5	-25.3%
Gross debt	17,962.6	18,859.5	-4.8%	15,023.5	19.6%
Net debt	14,771.6	15,851.5	-6.8%	10,750.1	37.4%
Net debt / EBITDA (LTM)	11.3	6.4	78.7%	3.0	282.5%

1 Includes cash and cash equivalents, short-term investments, long-term investments and accounts receivables.

Azul’s debt amortization schedule as of September 30, 2020 is reported below. Since the end of the quarter, the Company has reached commercial agreements with multiple financial partners to extend payment terms on some of its debt, removing R$657 million from short-term debt.

Third Quarter Results 2020

Non-aircraft Debt Amortization* - as of September 30th

(R$ million)

140
552
198
161
16
683
810
2,458
154
4Q20
1Q21
2Q21
3Q21
4Q21
2022
2023
2024
After 2024

% in R$	19%	98%	95%	7%	56%	55%	62%	1%	5%

Non-aircraft Debt Amortization* – as of October 30, 2020**

(R$ million)

116
29
213
35
32
924
1,212
2,458
154
4Q20
1Q21
2Q21
3Q21
4Q21
2022
2023
2024
After 2024

% in R$	23%	64%	95%	77%	77%	61%	65%	1%	5%

* Adjusted for currency swaps. **Excludes convertible debentures.

Fleet and Capital Expenditures

As of September 30, 2020, Azul had a total passenger operating fleet of 139 aircraft and a contractual passenger fleet of 165 aircraft, with an average aircraft age of 6.0 years. The 26 aircraft not included in our operating fleet consisted of 13 aircraft subleased to TAP, 12 Embraer E-Jets that were in the process of exiting the fleet and one A320neo family aircraft in the process of entering service.

Contractual Passenger Fleet

Aircraft	Number of seats	3Q20	2Q20	% ∆	3Q19	% ∆
Airbus widebody	242-298	10	10	0.0%	9	11.1%
Airbus narrowbody	174-214	44	42	4.8%	32	37.5%
Embraer E2	136	5	5	0.0%	1	400.0%
Embraer E1	106-118	67	69	-2.9%	70	-4.3%
ATRs	70	39	39	0.0%	39	0.0%
Total[1]		165	165	0.0%	151	9.3%
Aircraft under operating leases		148	146	1.4%	132	12.1%

1 Includes aircraft subleased to TAP.

Third Quarter Results 2020

Total Passenger Operating Fleet

Aircraft	Number of seats	3Q20	2Q20	% ∆	3Q19	% ∆
Airbus widebody	242-298	10	10	0.0%	9	11.1%
Airbus narrowbody	174-214	43	42	2.4%	32	34.4%
Embraer E2	136	5	5	0.0%	-	n.a.
Embraer E1	106-118	48	48	0.0%	57	-15.8%
ATRs	70	33	33	0.0%	33	0.0%
Total		139	138	0.7%	131	6.1%

Capex

Capital expenditures, excluding net proceeds from sale of property and equipment, totaled R$44.1 million in 3Q20, compared to R$305.4 million in 3Q19, mostly due to the capitalization of engine overhaul events and the acquisition of spare parts.

(R$ million)	3Q20	3Q19	% ∆	9M20	9M19	% ∆
Aircraft related	31.9	129.5	-75.4%	138.1	531.6	-74.0%
Maintenance and checks	-	133.0	-100.0%	80.7	394.4	-79.5%
Pre-delivery payments	1.5	2.6	-39.9%	20.8	21.5	-3.4%
Other	10.7	66.9	-84.0%	69.0	175.0	-60.6%
Engine maintenance credit facility (OPIC)	-	(26.7)	n.a.	-	(135.1)	n.a.
Acquisition of property and equipment	44.1	305.4	-85.6%	308.7	987.5	-68.7%
Net proceeds from sale of property and equipment	(45.7)	(59.4)	-23.1%	(45.7)	(59.4)	-23.1%
Net CAPEX	(1.6)	246.0	-100.6%	263.0	928.1	-71.7%

Third Quarter Results 2020

Fourth Quarter 2020 Guidance

	Previous Guidance	Current Guidance
December ASK (% of 2019) Total Domestic	~60% n.a.	~70% >80%
Average daily cash burn in 4Q20	R$2.5M	R$1.5M*
Rent Payments Reduction vs original plan	R$471M in 2H20 -65%	R$324M in 4Q20 -60%

* Excludes convertible.

Third Quarter Results 2020

Non-Recurring Items

Since the onset of the COVID-19 pandemic, the Company has negotiated new lease terms with lessors, which included payment deferrals, discounts and contractual modifications. IFRS 16 rules require the remeasurement of the lease liability to reflect the modified terms, using the appropriate discount rate determined at the modification date, against the right-of-use asset (“RoU”). This remeasurement produced a net gain, which was treated as non-recurring along with other expenses related to the restructuring of our fleet in relation to the COVID-19 pandemic.

3Q20 Non-recurring adjustments	As recorded	Adjustment	Adjusted

Operating expenses	1,053.0	424.1	1,477.1
Depreciation and amortization	445.9	(32.2)	413.8
Other operating expenses	(220.5)	456.3	235.8
Operating income	(247.7)	(424.1)	(671.8)
Operating Margin	-30.8%	-52.7 p.p.	-83.4%
EBITDA	198.3	(456.3)	(258.0)
EBITDA Margin	24.6%	-56.7 p.p.	-32.0%
Net income	(1,226.3)	(424.1)	(1,650.4)
Diluted EPS	(3.58)	(1.24)	(4.82)
Diluted EPADR	(2.00)	(0.69)	(2.69)

Third Quarter Results 2020

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information, according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry.

ESG KEY INDICATORS	9M20	9M19	% Δ
Environmental			
Fuel			
Total fuel consumed per ASK (GJ / ASK, million)	1,198.9	1,269.9	-5.6%
Total fuel consumed (GJ x 1000)	16,717	33,247	-49.7%
Fleet			
Average age of operating fleet	6.3	6.0	5.3%
Social			
Labor Relations			
Employee gender: (%) male	57.6	57.7	-0.1%
(%) female	42.4	42.3	0.1%
Employee monthly turnover (%)	1.5	1.6	-6.3%
% of employee covered under collective bargaining agreements	100	100	0.0%
Number and duration of strikes and lockout (# days)	0	0	n.a.
Volunteers	1,659	2,094	-20.8%
Customer & Company Behavior			
Amount of legal and regulatory fines and settlements associated with anti-competitive practices	0	0	n.a.
Safety			
Number of accidents	0	0	n.a.
Number of governmental enforcement actions and aviation safety	0	0	n.a.
Governance			
Management			
Independent directors (%)	80.0	81.8	-2.2%
Percent of board members that are women	10.0	9.1	10.0%
Board of directors average age	58	57	1.9%
Director meeting attendance (%)	100.0	88.6	12.8%
Board size	10	11	-9.1%
Participation of women in leadership positions (%)	39.7	39.1	1.5%

Third Quarter Results 2020

Conference Call Details

Monday, November 16, 2020

10:00 am (EST) | 12h00 pm (Brasília time)

USA: +1 412 717 9627

Brazil: +55 11 3181 8565 or +55 11 4210 1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

English: +55 11 3193 1012 or +55 11 2820 4012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

Third Quarter Results 2020

Balance Sheet – IFRS (Unaudited)

(R$ million)	September 30, 2020	June 30, 2020	December 31, 2019
Assets	13,926.3	15,164.1	19,197.5
Current assets	3,605.3	3,489.2	4,138.7
Cash and cash equivalents	1,435.7	1,566.4	1,647.9
Short-term investments	133.5	64.7	62.0
Trade and other receivables	729.6	622.6	1,165.9
Sublease receivables	138.9	148.6	75.1
Inventories	376.4	399.3	260.9
Security deposits and maintenance reserves	461.8	310.7	258.2
Assets held for sale	-	43.6	51.9
Taxes recoverable	27.5	43.2	139.7
Derivative financial instruments	79.2	74.3	168.1
Prepaid expenses	75.2	96.4	139.4
Other current assets	147.3	119.4	169.8
Non-current assets	10,321.1	11,674.9	15,058.8
Long-term investments	892.1	754.3	1,397.7
Sublease receivables	205.4	222.6	204.5
Security deposits and maintenance reserves	1,936.7	1,962.4	1,393.3
Derivative financial instruments	315.5	298.9	657.8
Prepaid expenses	20.7	20.0	22.2
Taxes recoverable	282.5	327.7	244.6
Deferred income taxes	-	24.6	-
Other non-current assets	203.9	299.9	497.6
Property, equipment and right of use assets	5,313.2	6,620.2	9,553.6
Intangible assets	1,151.3	1,144.3	1,087.5
Liabilities and equity	13,926.3	15,164.1	19,197.5
Current liabilities	10,841.6	9,767.5	6,862.0
Loans and financing	1,050.3	1,177.5	481.2
Current maturities of lease liabilities	2,611.8	2,196.9	1,585.2
Accounts payable	2,906.4	2,599.0	1,626.6
Air traffic liability	2,270.1	1,824.7	2,094.3
Salaries, wages and benefits	411.8	379.6	357.6
Insurance premiums payable	13.3	32.0	49.9
Taxes payable	31.2	30.9	49.1
Federal tax installment payment program	15.1	15.2	13.5
Derivative financial instruments	195.0	246.1	81.2
Provisions	1,060.1	1,026.9	323.4
Other current liabilities	276.7	238.7	200.0
Non-current liabilities	16,951.0	18,044.9	15,854.6
Loans and financing	4,122.1	3,860.8	3,036.9
Long-term obligations under lease liabilities	10,521.2	11,997.5	10,521.4
Derivative financial instruments	229.5	267.6	229.0
Deferred income taxes	-	-	242.5
Federal tax installment payment program	112.1	115.1	119.3
Provision	1,765.7	1,575.7	1,489.9
Other non-current liabilities	200.5	228.2	215.6
Equity	(13,866.4)	(12,648.2)	(3,519.2)
Issued capital	2,246.4	2,245.1	2,243.2
Capital reserve	1,941.0	1,937.7	1,928.8
Treasury shares	(13.2)	(15.6)	(15.6)
Accumulated other comprehensive income (loss)	(6.8)	(8.0)	(159.3)
Accumulated losses	(18,033.7)	(16,807.4)	(7,516.4)

Third Quarter Results 2020

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	3Q20	3Q19	% ∆	9M20	9M19	% ∆

Cash flows from operating activities
Net income (loss) for the period	(1,226.3)	(550.5)	122.8%	(10,517.3)	(90.0)	11584.1%
Total non-cash adjustments
Depreciation, amortization and impairment	445.9	393.2	13.4%	1,422.5	1,169.7	21.6%
Unrealized hedge results	(179.9)	(524.7)	-65.7%	1,478.0	(342.2)	n.a.
Exchange (gain) and losses in foreign currency and interest expenses on assets and liabilities	366.9	1,058.2	-65.3%	5,601.4	880.9	535.9%
Interest expenses on assets and liabilities	540.0	357.1	51.2%	1,375.5	782.5	75.8%
Related parties	(83.0)	15.6	n.a.	748.2	15.6	4681.9%
Provisions	142.2	32.3	340.5%	331.7	75.5	339.6%
Result of lease agreements modification	(665.1)	-	n.a.	(815.2)	-	n.a.
Other non-cash agreements	60.3	(36.2)	n.a.	(213.3)	(50.7)	320.3%
Changes in operating assets and liabilities
Trade and other receivables	(72.4)	(19.1)	n.a.	471.6	(356.8)	n.a.
Sublease receivables	154.2	(21.6)	n.a.	62.5	37.2	67.9%
Security deposits and maintenance reserves	(68.2)	(26.7)	155.3%	(109.7)	26.9	n.a.
Prepaid expenses	(11.6)	29.2	n.a.	33.6	39.4	-14.8%
Other assets	156.6	8.5	1740.1%	379.9	(186.9)	n.a.
Derivatives	67.2	254.1	-73.6%	(254.9)	(2.4)	n.a.
Accounts payable	140.2	172.9	-18.9%	1,105.6	158.1	599.4%
Salaries, wages and employee benefits	32.2	50.1	-35.8%	51.5	138.9	-62.9%
Air traffic liability	445.4	(150.2)	n.a.	175.9	290.4	-39.4%
Provision taxes, civil and labor risks	(24.9)	(32.1)	-22.4%	(73.4)	(65.4)	12.1%
Other liabilities	0.3	(106.3)	n.a.	(94.3)	(95.1)	-0.9%
Interest paid	(11.5)	(214.3)	-94.6%	(399.7)	(697.5)	-42.7%
Income tax and social contribution paid	-	(0.9)	n.a.	(0.3)	(1.6)	-81.0%
Net cash provided by operating activities	208.5	688.7	-69.7%	759.9	1,726.4	-56.0%

Cash flows from investing activities
Short-term investment	(68.5)	222.6	n.a.	(70.1)	482.0	n.a.
Long-term investment	-	-	n.a.	-	(96.2)	n.a.
Restricted investments	-	-	n.a.	-	-	n.a.
Cash received on sale of property and equipment	45.7	59.4	-23.1%	45.7	59.4	-23.1%
Acquisition of subsidiary , net of cash acquired	(13.0)	-	n.a.	(17.7)	-	n.a.
Loan granted to third parties	-	-	n.a.	-	(51.0)	n.a.
Acquisition of intangible	(26.1)	(22.0)	18.4%	(69.2)	(78.8)	-12.2%
Acquisition of property and equipment	(44.1)	(305.4)	-85.6%	(308.7)	(987.5)	-68.7%
Net cash used in investing activities	(106.0)	(45.5)	132.9%	(420.0)	(672.1)	-37.5%

Cash flows from financing activities
Loans
Proceeds	94.6	115.8	-18.3%	141.4	407.8	-65.3%
Repayment	(113.7)	(28.3)	302.2%	(154.3)	(82.4)	87.2%
Debentures
Proceeds	-	-	n.a.	-	-	n.a.
Repayment	-	-	n.a.	-	(40.1)	n.a.
Repayment lease debt	(208.4)	(397.0)	-47.5%	(442.0)	(991.5)	-55.4%
Capital increase	1.3	4.0	-67.7%	3.2	32.6	-90.3%
Treasury shares	-	(2.0)	n.a.	-	(5.2)	n.a.
Sales and leaseback	(5.8)	16.3	n.a.	-	16.3	n.a.
Net cash (used in) from financing activities	(232.0)	(291.2)	-20.3%	(451.7)	(662.5)	-31.8%

Exchange gain (loss) on cash and cash equivalents	(1.1)	(42.9)	-97.4%	(100.3)	(38.8)	158.3%

Net increase (decrease) in cash and cash equivalents	(130.7)	309.1	n.a.	(212.2)	352.9	n.a.

Cash and cash equivalents at the beginning of the period	1,566.4	1,213.0	29.1%	1,647.9	1,169.1	40.9%
Cash and cash equivalents at the end of the period	1,435.7	1,522.1	-5.7%	1,435.7	1,522.1	-5.7%

Third Quarter Results 2020

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

Third Quarter Results 2020

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 16, 2020

Azul S.A.

By:   /s/ Alexandre Wagner Malfitani
 Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer